China Gerui Advanced Materials Group Limited
Announces Third Quarter 2013 Results and

Reiterates Full-Year 2013 Revenue Guidance

ZHENGZHOU, China – November 27, 2013 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high-precision, cold-rolled steel producer in China, today announced its unaudited financial results for the three and nine months ended September 30, 2013.

“Although the third quarter’s results were below expectations due to the continued challenging macroeconomic conditions impacting China’s steel sector, we are confident that our previously issued guidance for the full fiscal year ended 2013 will be met,” commented Mr. Mingwang Lu, Chairman and Chief Executive Officer of China Gerui. “We continue to be highly attentive to market conditions and we are being especially disciplined and strategic in terms of how we deploy our specialized steel lines so as to balance our well-earned market share with overcapacity in the sector resulting from intense competition. We continue to be well-positioned to bring to market a portfolio of new steel products in a strategic manner that we believe will optimize our return on investment.”

“Our revenue guidance for the full fiscal year 2013 was $165 million to $170 million and we expect our financial results for the year to fall within these parameters. Despite our third quarter results which reflected lower margins than that recorded historically, stemming from overcapacity that negatively impacted pricing in the sector, and which substantially lowered our average selling price, we believe that steel pricing could be at an inflection point due to likely changing fundamentals in our sector. In addition, based on the Company’s preliminary operating results for the fourth quarter 2013, we believe that market demand for our products is gradually ramping, although it may still be some time before we see substantial margin improvement.”

“We achieved another quarter of positive cash flow with $0.7 million in EBITDA with reasonably stable volume given this highly challenging environment. Revenue from the sale of approximately 8,000 tons of cold-rolled steel was not recognized in the third quarter as two customers delayed their third quarter pickup, which will now fall into the fourth quarter. The China Iron and Steel Association ("Association") reported that for the first nine months of 2013, its members reported an average gross margin of only 0.41%while for the month of September, 34% of members of the Association reported net losses due to decreasing steel prices.”

“The Company estimates that the utilization of its wide- and narrow-strip cold-rolled steel capacity was 44% in the third quarter of 2013 compared with approximately 47% during the second quarter of 2013. The Company's utilization of its chromium-plating production lines was approximately 38% in the 2013 third quarter compared to 43% during the second quarter of 2013. Based on the preliminary production schedule for the fourth quarter of 2013, the Company will see overall capacity utilization at approximately 65% on a blended basis, more similar to how the Company performed in the first quarter of 2013. The Company plans to deploy its more specialized steel lines as market conditions dictate.”

"Our investment thesis continues to be strong as we offer a greater range of cold-rolled steel products to the market that can compete with higher-priced imports, and we can now provide steel solutions to new customers we could not service before. Our more comprehensive steel product line differentiates us from many smaller steel producers who do not have the technology, financial resources, or customer relationships to effectively compete with us,” concluded Chairman Mingwang Lu.

Third Quarter 2013 Results

Revenue decreased 44.9% to $30.9 million in the third quarter of 2013 from $56.1 million in the third quarter of 2012. The decrease in revenue was primarily due to a 3.4% decrease in the Company’s average selling price to $674 per ton for the third quarter of 2013 as compared to an average selling price of $698 for the third quarter of 2012 as well as a 43.0% decrease in sales volume to approximately 45,797 tons for the third quarter of 2013 as compared to approximately 80,386 tons for the same quarter of 2012.

Gross profit decreased to $0.7 million in the third quarter of 2013 from $8.8 million in the same quarter of 2012. Gross margin was 2.4% in the third quarter of 2013 compared to
15.7% in the third quarter of 2012. The decrease in gross profit compared with a year ago was due to lower sales as the economic slowdown in China continued and domestic consumption declined in the third quarter of 2013. Excess capacity and reduced steel demand continued to create the intense competition and pricing pressures currently in the marketplace during the quarter.

The operating loss was $2.3 million in the third quarter of 2013 compared to operating income of $5.9 million for the third quarter of 2012. The decrease in operating income in the third quarter of 2013 was primarily due to a 91.5% decrease in gross profit.

Net loss was $4.4 million in the third quarter of 2013, or nil per fully diluted share, compared to a net profit of $2.4 million, or $0.04 per share in the third quarter of 2012.

Non-GAAP EBITDA was $0.7 million in the third quarter of 2013, or 2.3% of revenue, compared to $8.7 million, or 15.4% of revenue, in the third quarter of 2012. Non-GAAP EBITDA is defined as earnings before net interest expense, taxes, depreciation, and amortization incurred in the third quarter of fiscal year 2013.*

* Please see the section below entitled “Use of Non-GAAP Adjusted Financial Measures” and the reconciliation table at the end of this press release for an explanation and quantitative comparison of the non-GAAP measures used in this press release to their GAAP equivalents.

Nine Months 2013 Results

Revenue for the nine months ended September 30, 2013 was $119.6 million, a decrease of 40.7% as compared to $201.6 million from the nine months ended September 30, 2012. Gross profit was $9.5 million, down 81.1% from $50.1 million in the nine months ended September 30, 2012. Gross margin was 7.9% compared to 24.9% in the same period of 2012. Non-GAAP EBITDA was $9.8 million adjusting for non-cash stock compensation expense, down 80.5% from $50.3 million in the same period of 2012.

Financial Condition

As of September 30, 2013, the Company had $192.9 million in unrestricted cash, $26.9 million in current certificates of deposit, and an additional $156.7 million in restricted cash, as compared to $228.9 million in unrestricted cash, $16.4 million in current certificates of deposit and an additional $145.4 million in restricted cash as of December 31, 2012. The Company’s short-term debt consisted of notes payable, term loans and the short-term portion of the secured long-term loan, totaled $348.6 million at September 30, 2013, compared to $317.0 million as of December 31, 2012. The Company had $14.6 million in a secured long-term loan, net of current portion. Shareholders’ equity was $304.3 million at September 30, 2013 as compared to $330.1 million as of December 31, 2012. Net cash used in operating activities for the first nine months ended September 30, 2013 was $25.5 million compared with $29.4 million of net cash flow used during the first nine months of 2012.

2013 Financial Guidance Update

The Company is pleased to reiterate its full year 2013 revenue guidance in the range of $165 million to $170 million given the currently challenging market conditions. These conditions are characterized primarily by the volatility of raw material costs, overcapacity in the steel sector and slower than anticipated price recovery for premium processed steel. However, the Company may adjust such guidance as changing macroeconomic conditions and operational and competitive challenges dictate.

Recent Developments

Since the launch of the share repurchase program in April 2011, as of September 30, 2013 the Company had repurchased a total of 2,010,918 ordinary shares at an average price of $3.06 per share for a total repurchase price of approximately $6.2 million. Approximately $3.8 million remains from the $10.0 million for the share repurchase program as authorized by the Company’s Board of Directors.

Industry and Business Update

The Chinese economy grew 7.8% in the third quarter, its fastest pace of the year and in-line with current expectations. The third quarter’s GDP kept China on-track to achieve the government’s growth target of 7.5% with GDP for the first nine months at 7.7%.

The central government is taking actions to encourage consolidation in the steel industry to create a more balanced steel production and price environment to alleviate the current market conditions over time. Therefore, the Company believes that smaller steel companies or those with older technologies may be forced to merge or cease operations.

At the Third Plenary Session of the Eighteenth Central Committee, the central government has determined to further open up a number of key domestic industries including steel-making, chemical and automobile manufacturing to foreign capital. This demonstrates the Chinese government’s resolution to deepen reform and transform key domestic industries by leveraging foreign capital. Introducing foreign capital to the traditionally capital-intensive steel industry would help further more of a market-driven steel environment in China resulting in enhanced competiveness of domestic players without traditional Government support, an increased implicit technological content of steel products and an improved overall balanced demand and supply equation.

As the steel processing market in China has continued to be depressed for nearly two years, forcing many companies competing on price to incur heavy losses or go out of business, beginning in the fourth quarter of 2013 China Gerui has determined to revise its strategy and act to more aggressively fulfill customer orders. This will enable the Company to solidify its market share, although profit margins will likely continue to be mediated in the short term.

China Gerui is also planning to work with potential customers to better improve their production processes in order to utilize the Company’s new laminated steel products thereby optimizing more throughput. To sustain a key competitive edge, the Company will continue to invest in R&D and ramp up its new product pipelines as market conditions dictate. China Gerui also plans to continue to expand its international sales in 2014 with the addition of international sales representatives, a global corporate business-to-business marketing and advertising strategy and the formation of an internal strategy and business development group. As we have previously disclosed, the Company also continues to explore strategic, cost-effective opportunities through the retention of Cambelle-Inland that will complement China Gerui’s long-term growth strategy.

"The third quarter saw an improvement in investment in real estate and fixed assets as well as relatively steady demand from certain industries such as automotive and heavy-duty equipment. We are further positioning China Gerui to become a substantial player in the global steel industry with a much larger global customer base through our comprehensive product mix and potential future opportunistic acquisitions to further our diversification and quickly build market share. To support our revised strategy of being more aggressive in the marketplace in order to sustain our market position and expand internationally, we have bolstered our sales and marketing efforts to expedite this strategy in 2014. In addition, by improving our production efficiency we expect to become an even more effective competitor and benefit from the next recovery in the Chinese steel market,” Mr. Lu concluded.

Conference Call Information

The Company will also host a conference call at 8:00 am EDT (9:00 pm Beijing Time) on Wednesday, November 27, 2013.

Listeners may access the call by dialing +1 (877) 407-8133 five to ten minutes prior to the scheduled conference call time.  International callers should dial +1 (201) 689-8040. A replay of the conference call will be available for 14 days starting from 12:00 pm EDT on Wednesday, November 27, 2013.

To access the replay, dial +1 (877) 660-6853.  International callers should dial at +1 (201) 612-7415.  The conference ID is 13573025.

A live and archived webcast of the call will be available on the Company's website at http://www.geruigroup.com/Investors.html.  To listen to the live webcast, please go to the Company's website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

2013 Second Quarter and First Six Months Reclassification of Non-Cash Financial Information

On February 26, 2013, the Company's subsidiary, Henan Green, entered into an equity/asset transfer agreement to acquire Zhengzhou Company via Henan Green. Zhengzhou Company owns a land use right totaling 24.94 acres, among which 6.69 acres of land has been leased to Henan Green. The Company accounted for this deal as an asset purchase and fully settled the payment on June 30, 2013, but the share transfer of Zhengzhou Steel and the land use right transfer are still in process.

The predecessor's cost of US$17.4 million was included as part of the land use right, amortized over the life of the land use right and the difference was recorded in retained earnings as a dividend paid because it was acquired from a related party.

(in U.S. dollars)	As stated for the Six Months Ended June 30, 2013	After reclassification for the Six Months Ended June 30, 2013

Loss before income tax	$(569,788)	$(771,456)
EPS	Nil	Nil
Dividend Paid	Nil	$26,186,357
Retained earnings	$162,536,868	$136,148,843

The following table summarizes the carryover of the historical cost of the land use right of Zhengzhou Company at the acquisition date.

Land use right	$17,444,274
Cash consideration	$43,630,631
Difference	$26,186,357

Use of Non-GAAP Financial Measures

This earnings release includes the use of non-GAAP EBITDA, which are financial measures that are not defined by U.S. generally accepted accounting principles, or U.S. GAAP. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in the statement of income, balance sheet, or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Pursuant to the requirements of Regulation G, the Company has included with this press release a table which includes a reconciliation of non-GAAP EBITDA to the most directly comparable respective U.S. GAAP financial measures. Non-GAAP EBITDA is defined in this earnings release as earnings before interest, taxes, depreciation, and amortization that were incurred in the third quarter of 2013. The Company's management believes that the presentation of these non-GAAP financial measures provides useful information regarding the Company’s results of operations because it assists in analyzing and benchmarking the performance and value of the Company’s business. The Company's calculation of non-GAAP EBITDA may not be consistent with similarly titled measures of other companies.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers, with an emerging presence in international markets, in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries.  For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Amendment No. 1 to annual report on Form 20-F for the year ended December 31, 2012 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the SEC, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Company Contact:	IR Contacts:
Email: investors@geruigroup.com	Vivian Chen	Kevin Theiss
Website: www.geruigroup.com	Managing Director	Account Director
	Grayling	Grayling
	Phone: 646-284-9427	Phone: 646-284-9409
	Email: vivian.chen@grayling.com	Email: kevin.theiss@grayling.com

- Financial Tables Follow -

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	(Unaudited)
	September 30, 2013	December 31, 2012
Assets

Current assets
Cash	$192,945,959	$228,861,009
Certificates of deposit	26,906,862	16,372,128
Restricted cash	156,692,625	145,413,726
Accounts receivable, net	5,335,510	2,276,153
Notes receivable	119,281	433,379
Inventories	48,374,321	22,762,545
Prepaid purchases	76,660,783	76,268,597
Prepaid expenses	1,527,993	382,569
Other receivables, net	10,901,012	2,270,073

Total current assets	519,464,346	495,040,179

Non-current assets
Property, plant and equipment, net	135,958,517	134,110,657
Land use right, net	30,779,799	13,625,738
Deposit on acquisition of future land use right	-	24,076,660
Deposit on acquisition of property, plant and equipment	2,343,301	266,312
Other receivable	3,084,483	3,039,835
Certificates of deposit	3,267,973	3,210,221
Total non-current assets	175,434,073	178,329,423

Total assets	$694,898,419	$673,369,602

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$2,917,312	$2,279,246
Notes payable	293,246,732	259,546,395
Term loans	48,692,810	57,462,962
Secured long-term loan, current portion	6,632,179	-
Land use right payable	1,444,848	1,419,314

Income tax payable	333,180	5,140,306
Customers deposits	17,658,941	11,635,999
Accrued liabilities and other payables	5,055,801	5,818,060

Total current liabilities	375,981,803	343,302,282

Non-current liabilities
Secured long-term loan, net of current portion	$14,609,651	-

Total non-current liabilities	$14,609,651	-

Total liabilities	$390,591,454	$343,302,282

Stockholders' equity

Common stock,
Common stock, 100,000,000 shares authorized with no par value;
59,823,730 and 59,823,730 shares issued,
59,522,910 and 59,561,899 shares outstanding as of
September 30, 2013 and December 31, 2012, respectively	140,418,118	140,418,118
Additional paid-in capital	5,011,589	4,978,698
Treasury stock, at cost, 300,820 and 261,831 shares,
as of September 30, 2013 and December 31, 2012, respectively	(498,799)	(414,063)
Retained earnings	131,776,484	163,276,046
Accumulated comprehensive income	27,599,573	21,808,521

Total stockholders' equity	304,306,965	330,067,320

Total liabilities and stockholders' equity	$694,898,419	$673,369,602

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF (LOSS) / INCOME (UNAUDITED)

(IN U.S. DOLLARS)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2013	2012	2013	2012

Revenue	$30,927,996	$56,123,028	$119,617,291	$201,596,558
Cost of revenue	(30,178,989)	(47,331,341)	(110,140,847)	(151,503,911)
Gross Profit	749,007	8,791,687	9,476,444	50,092,647
Operating expenses:

General and administrative expenses	(2,618,166)	(2,548,672)	(7,553,542)	(7,429,203)

Selling and marketing expenses	(446,488)	(374,818)	(1,254,501)	(988,615)
Total operating expenses	(3,064,654)	(2,923,490)	(8,808,043)	(8,417,818)
Operating (loss)/income	(2,315,647)	5,868,197	668,401	41,674,829
Other income and (expense):
Interest income	1,369,269	1,233,910	3,451,426	2,484,739
Interest expenses	(3,490,793)	(3,105,412)	(9,430,475)	(6,164,788)
Sundry income	36,500	21,310	138,521	204,958
(Loss)/Income before income taxes	(4,400,671)	4,018,005	(5,172,127)	38,199,738
Income tax expense	28,312	(1,636,419)	(141,078)	(11,532,267)

Net (loss) / income	$(4,372,359)	$2,381,586	$(5,313,205)	$26,667,471
Earnings per share
- Basic	$ Nil	$0.04	$ Nil	$0.46

- Diluted	$ Nil	$0.04	$ Nil	$0.46

Weighted average common shares outstanding
- Basic	59,522,910	57,935,604	59,546,926	58,131,188

- Diluted	59,522,910	57,935,604	59,546,926	58,131,188

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (IN US DOLLARS)

	For The Nine Months Ended September 30,
	2013	2012

Cash flows from operating activities:

Net (loss) / income	$(5,313,205)	$26,667,471

Adjustments to reconcile net (loss) / income to net
cash provided by operating activities:
Depreciation of property, plant and equipment	8,422,157	8,129,037
Amortization of land use right	554,520	246,801
Stock-based compensation	32,891	-

Changes in assets and liabilities:
Accounts receivable, net	(2,998,029)	2,679,379
Notes receivable, net	319,722	165,625
Inventories	(25,032,121)	(973,858)
Prepaid expenses	(861,582)	(3,822,113)
Prepaid purchases	973,285	(50,790,330)
Other receivable	(4,450,344)	219,656
Accounts payable	593,031	(4,569,113)
Income tax payable	(4,866,521)	952,863
Customers deposit	5,774,358	(9,216,363)
Accrued liabilities and other payables	1,354,381	896,983

Net cash used in operating activities	(25,497,457)	(29,413,962)

Cash flows from investing activities:

Cash paid for property, plant and equipment	(9,494,339)	(5,887,409)
Advance to unrelated third parties	(5,678,030)	(3,686,625)
Repayment of advance to unrelated third parties	774,455	5,233,632
Repayment of advance to related party	310,496	-
Repayment of advance from unrelated third party	(1,668,035)	-
Investment in certificates of deposit	(10,171,059)	(12,497,034)
Changes in restricted cash	(8,604,390)	(47,406,917)

Net cash used in investing activities	(34,530,902)	(64,244,353)

Cash flows from financing activities:
Repayment of term loans	(37,327,967)	(31,638,061)

Proceeds from term loans	27,590,236	39,547,576
Proceeds from secured long-term loan	21,098,416	-
Proceeds from notes payable	458,268,956	403,068,892
Repayments from notes payable	(429,433,913)	(333,069,683)
Purchase of treasury stock	(84,736)	(1,140,611)
Dividend paid	(19,214,984)	-

Net cash provided by financing activities	20,896,008	76,768,113

Net decrease in cash	(39,132,351)	(16,890,202)

Effect on change of exchange rates	3,217,301	217,942

Cash as of January 1	228,861,009	246,600,917
Cash as of September 30	$192,945,959	$229,928,657

Supplemental disclosures of cash flow information:

Cash paid during the period for:
Interest paid	$9,357,242	$6,258,243
Income tax paid	$5,007,600	$10,579,405

Net cash payment during the period for:
Prepaid deposit of land use right as part of the dividend paid to acquire land use right from related company	$6,971,373	-

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL DATA (UNAUDITED)
(IN US DOLLARS)

	Non-GAAP EBITDA
	Third Quarter Ended September 30,
	2013	2012
Net (Loss) / Income, GAAP amount per consolidated statement of income	$(4,372,359)	$2,381,586
Interest income	(1,369,269)	(1,233,910)
Interest expenses	3,490,793	3,105,412
Income tax expense	(28,312)	1,636,419
Depreciation of property, plant and equipment	2,819,417	2,683,372
Amortization of land use right	184,581	82,139
Non-GAAP EBITDA	$724,851	$8,655,018

	Non-GAAP EBITDA
	Nine Months Ended September 30,
	2013	2012
Net (Loss) / Income, GAAP amount per consolidated statement of income	$(5,313,205)	$26,667,471
Interest income	(3,451,426)	(2,484,739)
Interest expenses	9,430,475	6,164,788
Income tax expense	141,078	11,532,267
Depreciation of property, plant and equipment	8,422,157	8,129,037
Amortization of land use right	554,520	246,801
Stock based compensation	32,891	-
Non-GAAP EBITDA	$9,816,490	$50,255,625

2013 Second Quarter and First Six Months Reclassified Financials

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	(Unaudited)
	June 30, 2013	December 31, 2012
Assets

Current assets
Cash	$203,573,315	$228,861,009
Certificates of deposit	27,971,127	16,372,128
Restricted cash	169,845,051	145,413,726
Accounts receivable, net	7,528,934	2,276,153
Notes receivable	-	433,379
Inventories	24,598,947	22,762,545
Prepaid purchases	120,454,584	76,268,597
Prepaid expenses	950,389	382,569
Other receivables	1,049,489	2,270,073

Total current assets	555,971,836	495,040,179

Non-current assets
Property, plant and equipment, net	138,983,868	134,110,657
Land use right, net	30,921,978	13,625,738
Deposit on acquisition of future land use right	-	24,076,660
Deposit on acquisition of property, plant and equipment	790,087	266,312
Other receivable	3,075,738	3,039,835
Certificates of deposit	3,258,708	3,210,221

Total non-current assets	177,030,379	178,329,423

Total assets	$733,002,215	$673,369,602

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$17,067,680	$2,279,246
Notes payable	315,878,059	259,546,395
Term loans	61,589,598	57,462,962
Land use right payable	1,440,751	1,419,314
Income tax payable	1,771,519	5,140,306
Customers deposits	20,467,262	11,635,999
Accrued liabilities and other payables	6,786,234	5,818,060

Total current liabilities	425,001,103	343,302,282

Total liabilities	425,001,103	343,302,282

Stockholders' equity

Common stock, 100,000,000 shares authorized with no par value;
59,823,730 and 59,823,730 shares issued,
59,522,910 and 59,561,899 shares outstanding as of
June 30, 2013 and December 31, 2012, respectively	140,418,118	140,418,118
Additional paid-in capital	5,011,589	4,978,698
Treasury stock, at cost, 300,820 and 261,831 shares,
as of June 30, 2013 and December 31, 2012, respectively	(498,799)	(414,063)
Retained earnings	136,148,843	163,276,046
Accumulated comprehensive income	26,921,361	21,808,521

Total stockholders' equity	308,001,112	330,067,320

Total liabilities and stockholders' equity	$733,002,215	$673,369,602

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(IN US DOLLARS) (UNAUDITED)

	For the Three Months Ended			For the Six Months Ended
	June 30,			June 30,
	2013		2012	2013		2012

Revenue		$43,078,588	$76,783,963		$88,689,295	$145,473,530

Cost of revenue		(39,557,743)	(56,975,825)		(79,961,858)	(104,172,570)

Gross Profit		3,520,845	19,808,138		8,727,437	41,300,960

Operating expenses:
General and administrative expenses		(2,532,275)	(2,511,170)		(4,935,376)	(4,880,531)
Selling and marketing expenses		(73,666)	(506,711)		(808,013)	(613,797)
Total operating expenses		(2,605,941)	(3,017,881)		(5,743,389)	(5,494,328)

Operating income		914,904	16,790,257		2,984,048	35,806,632

Other income and (expense):
Interest income		845,618	624,578		2,082,157	1,250,829
Interest expenses		(2,580,151)	(2,028,459)		(5,939,682)	(3,059,376)
Sundry income		3,423	24,911		102,021	183,648

(Loss)/Income before income taxes		(816,206)	15,411,287		(771,456)	34,181,733

Income tax expense		(29,566)	(5,136,010)		(169,390)	(9,895,848)

Net (loss) / income		$(845,772)	$10,275,277		$(940,846)	$24,285,885

Earnings per share
- Basic	$	Nil	$0.18	$	Nil	$0.42

- Diluted	$	Nil	$0.18	$	Nil	$0.42

Weighted average common shares outstanding
- Basic		$59,556,396	58,203,179		59,559,133	58,230,054

- Diluted		$59,556,396	58,203,179		59,559,133	58,230,054

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN US DOLLARS) (UNAUDITED)

	For The Six Months Ended
	2013	2012

Cash flows from operating activities:

Net (loss) / income	$(940,846)	$24,285,885

Adjustments to reconcile net (loss) / income to net
cash provided by operating activities:
Depreciation of property, plant and equipment	5,602,740	5,445,665
Amortization of land use right	369,939	164,662
Amortization of intangible asset	-	2,730
Stock-based compensation	32,891	-

Changes in assets and liabilities:
Accounts receivable, net	(5,181,508)	2,688,177
Notes receivable, net	436,815	75,515
Inventories	(1,482,042)	723,341
Prepaid expenses	(1,074,146)	(2,240,101)
Prepaid purchases	(42,729,770)	(30,503,908)
Other receivable	147,453	143,083

Accounts payable	14,649,698	26,426,165
Income tax payable	(3,422,061)	3,329,166
Customers deposit	8,594,318	(5,288,776)
Accrued liabilities and other payables	2,538,767	(276,963)

Net cash (used in) / provided by operating activities	(22,457,752)	24,974,641

Cash flows from investing activities:
Cash paid for property, plant and equipment	(7,855,584)	(1,646,177)
Payment of purchases intangible asset	-	(16,435)
Advance to unrelated third parties	-	(3,689,485)
Repayment of advance to unrelated third parties	772,012	5,237,692
Repayment of advance to related party	315,177	-
Repayment of advance from unrelated third party	(1,617,835)	-

Investment in certificates of deposit	(11,271,457)	(4,432,764)

Changes in restricted cash	(22,077,780)	(28,048,733)

Net cash used in investing activities	(41,735,467)	(32,595,902)

Cash flows from financing activities:
Repayment of term loans	(14,560,515)	(14,248,171)

Proceeds from term loans	17,796,185	17,414,432

Proceeds from notes payable	313,644,821	247,601,558
Repayments from notes payable	(261,603,922)	(204,144,635)
Purchase of treasury stock	(84,736)	(571,496)

Dividend paid	(19,214,984)	-

Net cash provided by financing activities	35,976,849	46,051,688

Net (decrease)/increase in cash	(28,216,370)	38,430,427

Effect on change of exchange rates	2,928,676	(2,191,610)

Cash as of January 1	228,861,009	246,600,917

Cash as of June 30	$203,573,315	$282,839,734

Supplemental disclosures of cash flow information:

Cash paid during the period for:
Interest paid	$5,895,801	$3,153,604
Income tax paid	$3,591,451	$6,566,682

Net cash payment during the period for: Prepaid deposit of land use right as part of the dividend paid to acquire land use right from related company	$6,971,373	$-

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL DATA (UNAUDITED)
(IN US DOLLARS)

	Non-GAAP EBITDA
	Second Quarter Ended June 30,
	2013	2012
Net (Loss) / Income, GAAP amount per consolidated statement of income	$(845,772)	$10, 275,277
Interest income	(845,618)	(624,578)
Interest expenses	2,580,151	2,028,459
Income tax expense	29,566	5,136,010
Depreciation of property, plant and equipment	2,818,472	2,724,266
Amortization of land use right	286,288	82,110
Non-GAAP EBITDA	$4,023,087	$19,621,544